ISSUER FREE WRITING PROSPECTUS
DATED JANUARY 30, 2009
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JANUARY 12, 2009)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-153161
THE O’GARA GROUP, INC.
On January 30, 2009, The O’Gara Group, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 with the Securities and Exchange Commission. The purpose of this Free Writing Prospectus is to summarize the principal changes to the Company’s initial preliminary prospectus, dated January 12, 2009, that are reflected in the most recent preliminary prospectus, dated January 30, 2009, contained in Amendment No. 6 (the “Preliminary Prospectus”). References below to “we,” “us,” “our,” the “company” or “The O’Gara Group” refer to The O’Gara Group, Inc. and its consolidated subsidiaries.
Recent Developments
     $35 Million Credit Facility
     On January 16, 2009, we entered into a credit agreement with PNC Bank and First Commonwealth Bank, as lenders, pursuant to which, simultaneously with the closing of this offering, we will have the ability to draw funds under a $35 million credit facility for which PNC Bank will serve as Administrative Agent, and which will be comprised of a three-year $10 million senior secured term loan and a three-year $25 million senior secured revolving credit facility.
     Option Agreement to Purchase Real Estate for Training & Services
     On January 28, 2009, our subsidiary O’Gara Training and Services, LLC entered into a one-year option agreement with an unaffiliated third-party seller which gives us the option to purchase 325 acres of property in Virginia for $2.5 million. The purchase of this property would allow us to expand our Training and Services facilities closer to Washington, D.C. An initial deposit of $50,000 was made in connection with the option agreement, but we have sole discretion whether to exercise the option. In the event the option is exercised, O’Gara Training and Services, LLC intends to issue a promissory note for $2.3 million to the seller and pay the balance of the purchase price in cash. In the event the option is not exercised, the deposit would be forfeited. We also have contracted to purchase an adjacent 25.6 acre property for approximately $680,000, subject to satisfactory engineering and feasibility studies, financing and other conditions precedent. This property also would be used by our Training and Services division.
     To review a filed copy of our current registration statement, including the Preliminary Prospectus, click on the following link:
     http://idea.sec.gov/Archives/edgar/data/1443024/000095015209000834/l35020bsv1za.htm
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-366-7426 (x5357).
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